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Attention:                              Jan Woo

Legal Branch Chief

Office of Information

Technologies and Services

Re:                          The Trade Desk, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Submitted on September 6, 2016
CIK No. 0001671933

Ladies and Gentleman:

On behalf of our client, The Trade Desk, Inc. (the “Company”), we are hereby submitting to the Securities and Exchange Commission (the “Commission”), Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”).  The Company publicly submitted the Registration Statement on Form S-1 on August 22, 2016 (“Original Submission”). Amendment No. 1 has been revised to reflect the Company’s response to the comment letter to the Original Submission received on August 30, 2016 from the staff of the Commission (the “Staff”).  For your convenience, we are providing by overnight delivery a courtesy package that includes four copies of Amendment No. 1, including copies that have been marked to show changes from the Original Submission, as well as a copy of this letter.

For ease of review, we have set forth below your comment in bold type followed by the Company’s response thereto.  Except for page numbers appearing in the heading to the Staff’s comment below (which references the Original Submission), all page references herein correspond to the pages of Amendment No. 1.

Management

Board Committees

September 6, 2016

Audit Committee, page 100

1.                                    We note that you expect Mr. Ehrenberg, the founder and managing partner of IA Ventures, to serve on your audit committee. An affiliate of IA Ventures currently beneficially owns 19.8% of your voting equity securities. Please provide us with your analysis in support of the board’s determination that Mr. Ehrenberg will satisfy the requirements for independence under the NASDAQ and Commission rules. In this regard, explain to us how you concluded that he is independent for the purposes of Exchange Act Rule 10A-3(b)(1).

Response:                                The Company advises the Staff that the board of directors of the Company has affirmatively determined that Mr. Ehrenberg (i) is independent under the general independence standard set forth in NASDAQ Rule 5605(b)(1), and (ii) is not independent under the heightened independence standard set forth in Exchange Act Rule 10A-3(b)(1) due to his affiliation with the Company.  The Company intends to rely on the exemption provided in NASDAQ Rule 5605-4 and Exchange Act Rule 10A-3(b)(1)(iv) to phase in its compliance with the heightened audit committee independence requirements prior to the end of the one-year transition period.

In response to the Staff’s comment, the Company has clarified the disclosure on page 102 of Amendment No. 1 by:

(i)                                  deleting the sentence regarding the general independence of all audit committee members (the Company has retained the sentence regarding the heightened independence under the standard set forth in Exchange Act Rule 10A-3(b)(1) of Juan N. Villalonga and David B. Wells, the two other members of the audit committee); and

(ii)                              adding disclosure regarding its intention to rely on the exemption provided in NASDAQ Rule 5605-4 and Exchange Act Rule 10A-3(b)(1)(iv) to phase in its compliance with the heightened audit committee independence requirements prior to the end of the one-year transition period.

* * *

We hope the foregoing answer is responsive to your comment.  Please do not hesitate to contact me by telephone at (213) 891-7421 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Steven B. Stokdyk

of LATHAM & WATKINS LLP

CC:                      Jeff T. Green, The Trade Desk, Inc.
W. Alex Voxman, Latham & Watkins LLP
Brent T. Epstein, Latham & Watkins LLP

September 6, 2016

Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, PC

Damien Weiss, Wilson Sonsini Goodrich & Rosati, PC